Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2016

(expressed in thousands of Canadian dollars)

November 14, 2016

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Balance Sheet

As at September 30, 2016 and June 30, 2016

(expressed in thousands of Canadian dollars)

	September 30, 2016	June 30, 2016
	$	$
Assets

Current assets
Cash and cash equivalents	71,363	80,446
Amounts receivable (note 4)	179,865	184,292
Prepaid expenses and other	10,591	7,779
Investment in film and television programs (notes 3 and 5)	162,880	239,752
	424,699	512,269

Long-term amounts receivable (note 4)	13,101	20,753
Deferred financing fees	481	526
Acquired and library content (notes 3 and 6)	91,437	—
Property and equipment	19,894	17,683
Intangible assets	141,480	144,610
Goodwill	205,109	205,342
	896,201	901,183
Liabilities

Current liabilities
Bank indebtedness (note 7)	4,251	—
Accounts payable and accrued liabilities	117,211	128,444
Deferred revenue	34,942	27,605
Interim production financing (note 7)	90,404	92,003
Current portion of long-term debt and obligations under finance leases (note 7)	11,395	11,567
	258,203	259,619

Long-term debt and obligations under finance leases (note 7)	277,956	280,506
Other liabilities	12,144	15,010
Deferred income taxes (note 9)	9,206	9,213
	557,509	564,348

Shareholders’ Equity	338,692	336,835

	896,201	901,183

Commitments and contingencies (note 13)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the three month periods ended September 30, 2016 and 2015

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Total $

Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	261,954

Net income for the period	—	—	—	7,524	7,524
Other comprehensive loss for the period	—	—	(3,830)	—	(3,830)

Comprehensive income for the period	—	—	(3,830)	7,524	3,694

Shares issued pursuant to the employee share purchase plan ("ESPP")	69	—	—	—	69
Dividends declared	—	—	—	(1,784)	(1,784)
Share-based compensation	—	1,091	—	—	1,091
Balance - September 30, 2015	236,826	16,847	(12,185)	23,536	265,024

Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	336,835

Net income for the period	—	—	—	1,372	1,372
Other comprehensive income for the period	—	—	1,356	—	1,356

Comprehensive income for the period	—	—	1,356	1,372	2,728

Shares issued pursuant to the ESPP	50	—	—	—	50
Stock options exercised	46	(13)	—	—	33
Dividends declared	—	—	—	(2,244)	(2,244)
Share-based compensation	—	1,290	—	—	1,290
Balance - September 30, 2016	302,924	21,765	(18,930)	32,933	338,692

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income

For the three month periods ended September 30, 2016 and 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended
	September 30, 2016	September 30, 2015
	$	$
Revenues (note 17)	53,834	63,910

Expenses (note 11)
Direct production costs and expense of film and television produced	22,650	31,451
Amortization of acquired and library content (notes 3 and 6)	3,301	—
Amortization of property and equipment and intangible assets	3,825	3,216
Development expenses and other	626	1,139
Selling, general and administrative	17,643	17,276
Finance expense (note 10)	5,742	6,123
Finance income (note 10)	(1,952)	(4,186)
	51,835	55,019
Income before income taxes	1,999	8,891

Provision for (recovery of) income taxes
Current income taxes (note 9)	535	3,850
Deferred income taxes (note 9)	92	(2,483)
	627	1,367

Net income for the period	1,372	7,524

Basic earnings per common share (note 15)	0.01	0.06

Diluted earnings per common share (note 15)	0.01	0.06

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

For the three months periods ended September 30, 2016 and 2015

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30, 2016	September 30, 2015
	$	$

Net income for the period	1,372	7,524

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	1,356	(3,830)

Comprehensive income for the period	2,728	3,694

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three month periods ended September 30, 2016 and 2015

(expressed in thousands of Canadian dollars)

	September 30,	September 30,
	2016	2015
	$	$
Cash provided by (used in) Operating activities
Net income for the period	1,372	7,524
Charges (credits) not involving cash
Amortization of property and equipment	992	1,016
Amortization of intangible assets	2,833	2,200
Amortization of acquired and library content	3,301	—
Unrealized foreign exchange loss (gain)	1,995	(3,193)
Amortization of deferred financing fees	356	419
Accretion on tangible benefit obligation	189	228
Share-based compensation	1,290	1,091
Amortization of debt premium	56	7
Movement in the fair value of embedded derivatives	(1,775)	1,500
Deferred tax expense (recovery)	92	(2,483)
Net investment in film and television programs (note 16)	(18,695)	(30,708)
Net change in non-cash balances related to operations (note 16)	2,980	10,144
Cash provided by (used in) operating activities	(5,014)	(12,255)

Financing activities
Proceeds from issuance of common shares related to ESPP and options exercised	83	69
Proceeds from bank indebtedness	4,251	4,500
Repayments of interim production financing	(1,599)	(5,951)
Repayment of long-term debt and obligations under finance leases	(2,890)	(3,430)
Cash used in financing activities	(155)	(4,812)

Investing activities
Acquisition of property and equipment	(2,260)	(478)
Acquisition/cost of intangible assets	(1,816)	(411)

Cash used in investing activities	(4,076)	(889)

Effect of foreign exchange rate changes on cash	162	559

Net change in cash and cash equivalents during the period	(9,083)	(17,397)

Cash and cash equivalents - Beginning of period	80,446	42,907

Cash and cash equivalents - End of period	71,363	25,510

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34") Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34, requires the use of critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2016, except for the critical judgments and estimation involved in the adoption of the amendments to IAS 38, Intangible Assets, effective July 1, 2016, which is described in Note 3 to these unaudited interim condensed consolidated financial statements. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2016.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on November 14, 2016.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise noted hereunder, these unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2016.  Refer to note 3 of the Company's financial statements for the year ended June 30, 2016 for disclosure on new accounting standards issued and amendments not yet effective.  With the exception of the adoption of the amendments to IAS 38, Intangible Assets, there has been no change to management’s assessment of impact and related disclosures.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Investment in film and television programs / Acquired and library content

Effective July 1, 2016, the Company adopted the amendment to IAS 38, Intangible Assets, which restricts the use of revenue-based amortization.  Previously, the Company’s policy was to expense investment in  film and television programs using a revenue-based model.  In adopting the amendment, the Company has separated its investment in film and television programs into two categories: productions completed and released and acquired and library content.  Productions completed and released consist of all productions that have current active production or have had recent active production.  This category will continue to be accounted for as inventory and classified as short-term.  Acquired and library content consists of acquired content and library assets that have been transferred from productions completed and released.  This category will be accounted for as an intangible asset and presented separately.   Productions completed and released are expensed using a declining balance method at rates ranging from 50 - 90% at the time of initial episodic delivery and at rates ranging from 10 - 25% annually, which are recognized over the year as the underlying rights are consumed, thereafter.  Acquired and library content is amortized using a declining balance method at rates ranging from 10 - 20% annually.  The amendment to IAS 38 has been adopted on a prospective basis.

4	Amounts receivable

	September 30, 2016	June 30, 2016
	$	$

Trade receivables	93,409	89,746
Less: Provision for impairment of trade receivables	(6,842)	(6,459)
	86,567	83,287

Goods and services tax recoverable, net	943	1,144
Federal and provincial film tax credits and other government assistance	92,355	99,861
Short-term amounts receivable	179,865	184,292
Long-term amounts receivable	13,101	20,753
Total amounts receivable	192,966	205,045

The aging of trade receivables not impaired is as follows:

	September 30, 2016	June 30, 2016
	$	$
Less than 60 days	73,009	74,173
Between 60 and 90 days	4,622	1,222
Over 90 days	8,936	7,892
	86,567	83,287

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

(2)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Amounts receivable (continued)

Provision for impairment of trade receivables:

	September 30, 2016	June 30, 2016
	$	$
Opening balance	6,459	5,798
Provision for receivables	476	2,761
Receivables written off during the period	—	(1,039)
Exchange differences	(93)	(1,061)
Closing balance	6,842	6,459

5	Investment in film and television programs

	September 30, 2016	June 30, 2016
	$	$

Development costs	2,091	1,440

Productions in progress
Cost, net of government and third party assistance and third party participation	34,980	25,061

Productions completed and released
Cost, net of government and third party assistance and third party participation	435,130	429,234
Accumulated expense	(322,152)	(319,139)
Accumulated write-down of investment in film and television programs	(9,954)	(9,954)
Transfer to acquired and library content (notes 3 and 6)	(25,303)	—
	77,721	100,141

Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(53,926)	(53,926)
Transfer to acquired and library content (notes 3 and 6)	(69,435)	—
	—	69,435

Program and film rights - broadcasting
Cost	115,100	104,816
Accumulated expense	(67,012)	(61,141)
	48,088	43,675
	162,880	239,752

All program and film rights - broadcasting, noted above, relate to DHX Television.

(3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	September 30, 2016	June 30, 2016
	$	$

Net opening investment in film and television programs	239,752	194,226
Increase (decrease) in development costs	651	150
Cost of productions (completed and released and productions in progress), net of government assistance and third party contributions	16,644	91,366
Expense of investment in film and television programs	(3,013)	(75,184)
Write-down in value of certain investment in film and television programs	—	(1,750)
Increase of program and film rights - broadcasting	10,284	58,810
Expense of program and film rights - broadcasting	(5,871)	(23,305)
Transfer to acquired and library content (notes 3 and 6)	(94,738)	—
Exchange differences	(829)	(4,561)
	162,880	239,752

During the three months ended September 30, 2016 interest of $1,085 (2015 - $798) has been capitalized to investment in film and television programs.

Consolidated Structured Entities

To facilitate the production of two television series (the “Productions”), the Company has entered into two production financing structures whereby entities, in which the Company has no direct ownership interest, will complete the Productions. The Company, through contractual agreements, has creative control of the Productions and must fund any overspend on the Productions. Therefore, the Company has the ability to direct the relevant activities of the entities and can use its power to affect the amount of returns it obtains. Consequently, the Company controls these entities and consolidates them. The underlying assets of the entities at September 30, 2016 were investment in film and television programs, cash, amounts receivable and account payable and liabilities are included in the Company’s consolidated results and totalled assets of $15,746 and liabilities of $15,746 (June 30, 2016 - $18,615 and $18,615 respectively).

6	Acquired and library content

September 30, 2016
$

Transfer from investment in film and television programs	94,738
Amortization	(3,301)

91,437

(4)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	September 30, 2016	June 30, 2016
	$	$

Bank indebtedness	4,251	—
Interim production financing	90,404	92,003
Long-term debt and obligations under finance leases	289,351	292,073
Interest bearing debt and obligations under finance leases	384,006	384,076
Amount due within 12 months	(106,050)	(103,570)
Amount due beyond 12 months	277,956	280,506

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility.

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

a)	Bank indebtedness

The Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility.

As at September 30, 2016, the Company had undrawn bank indebtedness of $25,749 available.

b)	Interim production financing

	September 30, 2016	June 30, 2016
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $122,990 at September 30, 2016 (June 30, 2016 - $131,169).	90,404	92,003

(5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing (continued)

As of September 30, 2016, the Company had $9,502 (June 30, 2016 - $8,477) in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

During the three months ended September 30, 2016, the $CDN bank prime rate averaged 2.70% (year ended June 30, 2016 - 2.71%).

Federal and provincial film tax credits receivable (see note 4) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

c)	Long-term debt and obligations under capital leases

	September 30, 2016	June 30, 2016
	$	$

Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 7 (c)(i)), net of unamortized issuance costs of $1,240 (June 30, 2016 - $1,692)	66,387	67,578
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $5,011 (June 30, 2016 - $5,180) (note 7 (c)(ii))	218,379	219,928
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from October 2016 to February 2019	4,585	4,567
	289,351	292,073

Less: Current portion	(11,395)	(11,567)
	277,956	280,506

(6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

During the year ended June 30, 2015, and in conjunction with the initial issuance (the "Initial Issuance") of the senior unsecured notes ("Senior Unsecured Notes" or "Notes") (note 7 (c) (ii)), the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,913, being a portion of the previously unamortized debt issue costs at the time of repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US$20,000, maturing on July 31, 2019.

During the year ended June 30, 2016, and in conjunction with the additional issuance (the "Additional Issuance") of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $47,016 and, accordingly recognized a debt extinguishment charge of $1,364, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at September 30, 2016, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$29,962 (June 30, 2016 - US$30,998); the remainder of the Amended Term Facility is payable in Canadian dollars.

(7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50.
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at September 30, 2016, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed the Initial Issuance, via private placement, of Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $175,000, at a price of $1,000 per $1,000 of principal. The Senior Unsecured Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligation. The net proceeds of $169,760 from the Initial Issuance of the Senior Unsecured Notes were used to repay debt under the Company's Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

On May 13, 2016, the Company completed the Additional Issuance, via private placement, of the Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Company's Amended Term Facility.

As at September 30, 2016, the outstanding principal amount due on the Senior Unsecured Notes was $225,000 (June 30, 2016 - $225,000)

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income (note 10).

On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

(8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Notes contain non-financial covenants and customary events of default clauses. As of September 30, 2016, the Company was in compliance with the covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$

Year ended June 30, 2017	8,946
2018	11,077
2019	10,202
2020	41,901
2021 and beyond	225,004

8	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at September 30, 2016, the Company had 109,070,336 Common Voting Shares, 24,721,421 Variable Voting Shares and nil Non-Voting Shares issued and Outstanding.

During the three months ended September 30, 2016, the Company issued 7,028 common shares, at an average price of $6.98 as part of the Company’s employee share purchase plan.

During the three months ended September 30, 2016, 10,000 common shares were issued out of treasury at an average price of $3.31 upon exercise of stock options.

Options

During the three months ended September 30, 2016, 10,000 stock options were exercised at an average price of $3.31 per share for total proceeds of $33.

(9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Income taxes

Significant components of the Company’s net deferred income tax liability as at September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
	$	$

Broadcast licenses	(8,984)	(8,984)
Tangible benefit obligation	2,403	3,133
Leasehold inducement	123	123
Foreign tax credits	85	85
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,450)	(1,417)
Share issuance costs and deferred financing fees	1,377	1,526
Investment in film and television programs	(11,345)	(11,558)
Intangible assets	(6,607)	(7,161)
Non-capital losses and other	15,128	14,976
Net deferred income tax liability	(9,206)	(9,213)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $30,326 at September 30, 2016 (June 30, 2016 - $31,498).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended
	September 30, 2016	September 30, 2015
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (September 30, 2015 - 31%)	620	2,757
Income taxes increased (reduced) by:
Share-based compensation	400	338
Tax rate differential	(578)	(1,165)
Other	185	(563)
Provision for income taxes	627	1,367

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended
	September 30, 2016	September 30, 2015
	$	$

Finance income
Interest income	177	84
Net foreign exchange gain	—	4,102
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 7)	1,775	—
	1,952	4,186

Finance expense
Interest expense on bank indebtedness	27	89
Accretion of tangible benefit obligation	189	228
Interest on long-term debt, obligations under finance leases and other	4,442	4,299
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 7)	—	1,500
Amortization of debt premium on Senior Unsecured Notes (note 7)	56	7
Net foreign exchange loss	1,028	—
	5,742	6,123

(11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended
	September 30, 2016	September 30, 2015
	$	$

Investment in film and television programs
Direct production and new media costs	13,766	4,398
Expense of film and television programs	3,013	14,871
Expense of film and broadcast rights for broadcasting	5,871	8,980
Expense of acquired library	—	3,202
Development expenses and other	626	1,139
Amortization of acquired and library content (notes 3 and 6)	3,301	—
Office and administrative	6,427	6,544
Finance expense, net	3,790	1,937
Investor relations and marketing	372	224
Professional and regulatory	982	1,227
Amortization of property and equipment and intangible assets	3,825	3,216
	41,973	45,738

The following sets out the components of employee benefits expense:

Salaries and employee benefits	8,572	8,190
Share-based compensation	1,290	1,091
	9,862	9,281
	51,835	55,019

12	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Financial instruments (continued)

Financial assets and liabilities measured at fair value

	As at
	September 30, 2016		June 30, 2016
	Fair value hierarchy	Fair value liability(1)	Fair value hierarchy	Fair value liability(1)

Embedded Derivatives (2)	Level 2	(193)	Level 2	(1,968)
Foreign currency forwards(3)	Level 2	58	Level 2	(182)

(1) The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2) The fair values of the Embedded Derivatives are determined using valuation models.
(3) The fair value of forward currency contracts is determined using prevailing exchange rates.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the financial statements for cash and cash equivalents, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	September 30, 2016			June 30, 2016
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value

Amended Term Facility (1)	Level 2	(66,387)	(66,387)	Level 2	(67,578)	(67,578)
Senior Secured Notes (2)	Level 2	(226,125)	(218,379)	Level 2	(221,625)	(219,928)
Obligations under finance leases (3)	Level 2	(4,585)	(4,585)	Level 2	(4,567)	(4,567)
Interim production financing (4)	Level 2	(90,404)	(90,404)	Level 2	(92,003)	(92,003)
Other liabilities (5)	Level 3	(12,144)	(12,144)	Level 3	(15,010)	(15,010)

(1) The interest rates on the Amended Term Facility resets every 90 days; therefore, the fair value, using a market approach approximates the carrying value.
(2) Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.
(3) Management estimates the fair value using a discounted cash flow analysis, based on discount rates that reflect current conditions.
(4) Interim production financing bears interest rates at variable rates, therefore management believes the fair value approximates the carrying value.
(5) The fair value of other liabilities, which includes the tangible benefit obligation and the long-term portion of certain other contractual liabilities, was estimated based on discounting the expected future cash flows at 6%. The key unobservable assumptions in calculating the fair value are the timing of the payments over the next five years related to the tangible benefit obligation included in other liabilities, and the discount rate used for discounting the other liabilities.

(13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$
Year ended June 30, 2017	5,875
2018	7,585
2019	6,174
2020	4,997
Beyond 2020	27,881

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $38,559.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at September 30, 2016, related to the above matters is estimated at $400.

14	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the three months ended September 30, 2016, the Company declared dividends totalling $2,408 (September 30, 2015 - $1,862), of which the cash portion is accrued in these financial statements and paid subsequent to September 30, 2016. The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	September 30, 2016	June 30, 2016
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases	293,602	292,073
Less: Cash	(71,363)	(80,446)
Net debt	222,239	211,627
Total Shareholders’ equity	338,692	336,835
	560,931	548,462

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

(14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended
	September 30, 2016	September 30, 2015
	$	$

Net income	1,372	7,524
Weighted average number of common shares	133,787,883	123,987,381
Basic earnings per share	0.01	0.06

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three months ended September 30, 2016 the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 941,691 (September 30, 2015 - 2,302,456).

	Three months ended
	September 30, 2016	September 30, 2015
	$	$

Net income	1,372	7,524
Weighted average number of common shares	134,729,574	126,289,837
Diluted earnings per share	0.01	0.06

(15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Net change in non-cash balances related to operations

	Three months ended
	September 30,	September 30,
	2016	2015
	$	$

Decrease (increase) in amounts receivable	5,783	(3,990)
Decrease (increase) in prepaid expenses and deposits	(2,812)	3,412
Decrease (increase) in long-term amounts receivable	7,652	1,152
Increase (decrease) in accounts payable and accrued liabilities	(12,091)	19,937
Increase (decrease) in deferred revenue	7,337	(8,274)
Tangible benefit obligation payments	(2,889)	(2,093)
	2,980	10,144

During the period, the Company paid and received the following:

	$	$

Interest paid	1,863	5,942
Interest received	177	84
Taxes paid	3,264	2,007

Net investment in film and television programs

	Three months ended
	September 30,	September 30,
	2016	2015
	$	$

Decrease (increase) in development	(651)	(379)
Decrease (increase) in productions in progress	(9,919)	(2,954)
Decrease (increase) in productions completed and released	(6,725)	(29,349)
Expense of film and television programs	3,013	14,871
Expense of acquired library	—	3,202
Decrease (increase) in program and film rights - broadcasting	(10,284)	(25,079)
Expense of film and broadcast rights for broadcasting	5,871	8,980
	(18,695)	(30,708)

Cash and cash equivalents

	September 30,	June 30,
	2016	2016
	$	$

Cash	60,462	69,725
Cash equivalents	10,901	10,721
	71,363	80,446

(16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended September 30, 2016
	CPLG	DHX Television	Content Business	Total Segments
	$	$	$	$

Revenues	5,900	15,438	32,496	53,834
Direct production cost and expenses, general and administrative expenses	3,912	10,646	25,735	40,293
Segment profit	1,988	4,792	6,761	13,541

Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				3,825
Finance expense, net				3,790
Amortization of acquired and library content				3,301
Other expense, net				626
Income before income taxes				1,999

	As at September 30, 2016
Non-current assets
Long-term amounts receivable	—	—	13,101	13,101
Deferred financing fees	—	—	481	481
Acquired and library content (notes 3 and 6)	—	—	91,437	91,437
Property and equipment	318	461	19,115	19,894
Intangible assets	7,658	72,361	61,461	141,480
Goodwill	—	29,864	175,245	205,109
	7,976	102,686	360,840	471,502

	As at September 30, 2016
Current liabilities
Bank indebtedness	—	—	4,251	4,251
Accounts payable and accrued liabilities	10,564	13,260	93,387	117,211
Deferred revenue	2,416	—	32,526	34,942
Interim production financing	—	—	90,404	90,404
Current portion of long-term debt and obligations under finance leases	—	—	11,395	11,395
	12,980	13,260	231,963	258,203

(17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Three months ended September 30, 2015
	CPLG	DHX Television	Content Business	Total Segments
	$	$	$	$

Revenues	6,707	18,820	38,383	63,910
Direct production cost and expenses, general and administrative expenses	3,431	12,602	32,694	48,727
Segment profit	3,276	6,218	5,689	15,183

Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				3,216
Finance expense, net				1,937
Other expense, net				1,139
Income before income taxes				8,891

	As at June 30, 2016
Non-current assets
Long-term amounts receivable	—	—	20,753	20,753
Deferred financing fees	—	—	526	526
Property and equipment	323	548	16,812	17,683
Intangible assets	8,055	72,507	64,048	144,610
Goodwill	—	29,864	175,478	205,342
	8,378	102,919	277,617	388,914

	As at June 30, 2016
Current liabilities
Accounts payable and accrued liabilities	10,778	15,762	101,904	128,444
Deferred revenue	2,696	—	24,909	27,605
Interim production financing	—	—	92,003	92,003
Current portion of long-term debt and obligations under finance leases	—	—	11,567	11,567
	13,474	15,762	230,383	259,619

(18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	September 30, 2016	September 30, 2015
	$	$

Content Business
Production revenue	3,498	4,102
Distribution revenue	14,682	14,030
Merchandising and licensing and other revenue	3,902	5,947
Producer and service fee revenue	10,414	14,304
	32,496	38,383

DHX Television revenue
Subscriber revenue	13,945	16,778
Promotion and advertising revenue	1,493	2,042
	15,438	18,820

CPLG
Third party brand representation revenue	5,900	6,707
	53,834	63,910

Of the Company’s $53,834 in revenues for the three months ended September 30, 2016, (September 30, 2015 - $63,910), $37,482 was attributable to the Company’s entities based in Canada (September 30, 2015 - $44,644), $408 (September 30, 2015 -$2,283) was attributable to the Company’s entities based in the USA and $15,944 (September 30, 2015 -$16,983) was attributable to the Companies entities based outside of Canada and the USA.

As at September 30, 2016, the following non-current assets were attributable to the Company’s entities based in the USA: $82 of property and equipment, $194 of intangible assets, and $910 of goodwill (June 30, 2016 - $101, $209, and $896, respectively). As at September 30, 2016, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $1,700 of property and equipment, $36,478 of intangible assets and $3,803 of goodwill (June 30, 2016 - $431, $37,755, and $3,846 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

18	Subsequent events

Subsequent to September 30, 2016, 20,000 options were exercised by an employee to acquire common shares for proceeds of $17.

On October 3, 2016, 1,232,400 options were issued at $7.02 per share, vesting over four years, expiring on October 2, 2023.

On December 16, 2015, the Company's Shareholders approved a Performance Share Unit Plan for eligible employees of the Company. Under the plan, performance share units ("PSU's") are granted at the discretion of the Board based on a notional equity value of the Company tied to a specified formula. The number of PSUs that vest under an each grant is dependent on time and the achievement of specific performance measures. On the vesting date, each employee will receive shares as settlement. Subsequent to September 30, 2016, 497,700 PSU's were approved for issue and distributed to employees at a price of $7.02 per unit.

(19)